Mail Stop 4561

December 23, 2008

Mr. Charles E. Moran
Chief Executive Officer
Skillsoft Public Limited Company
107 Northeastern Boulevard
Nashua, New Hampshire 03062

      Re: **Skillsoft Public Limited Company**
             Form 10-K for Fiscal Year Ended January 31, 2008
             Filed March 31, 2008
             Form 10-K/A for Fiscal Year Ended January 31, 2008
             Filed May 23, 2008
             Form 10-Q for Fiscal Quarter Ended October 31, 2008
             Filed December 9, 2008
             File No. 0-25674

Dear Mr. Moran:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2008

Item 1. Business

General

1.   You state on page 18 in your Form 10-K that your office in the U.K. serves as the hub of your Europe and Middle East sales operations. Iran, Syria, and Sudan,

countries located in the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include any disclosure regarding your contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria, or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Proprietary Rights, page 21

2.   You indicate that proprietary technology forms an important part of your courseware offerings. Please tell us whether you are significantly dependent on one or more of the patents or licenses you reference. If so, you should discuss the importance and the duration of your current patents and/or licenses. See Item 101(c)(1)(iv) of Regulation S-K.

3.   Your disclosure indicates that you license certain technologies from third parties as well as content for your Books24x7 product offerings. Clarify whether you are substantially dependent upon these technologies or this particular content; if so, in the future, please more fully discuss this aspect of your business. Further, please explain why you have not filed any agreements relating to these technologies or these product offerings. We do note your risk factor disclosure stating that you do not have long-term contracts or arrangements with other providers.

Form 10-K/A for the Fiscal Year Ended January 31, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 3

4.   In future filings, please elaborate on the role of Mr. Moran in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings.

Cash Incentive Bonuses, page 5

5.   You state that the quarterly bonuses under the fiscal 2008 executive incentive compensation program were based on, among other things, bookings objectives, that you do not publicly disclose your bookings and that you consider your bookings targets to be confidential information. We presume that you are relying

on Instruction 4 to Item 402(b) of Regulation S-K to omit these target levels and that you have a competitive harm analysis. In future filings, clarify how difficult it will be for the executives or how likely it will be for the company to achieve.

Share Options, page 7

6.   You state that in December 2006, the Committee approved significant option grants to your named executive officers, which you discussed in the CD&A section included in your 2007 proxy statement. While no options were granted in fiscal 2008, in future filings, consider whether you should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for a given fiscal year, which would include options granted in prior years that vest during the period for which compensation is being reported. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

You indicate that in determining the size of option grants to your named executive officers the Committee considered, among other things, share ownership of executives in your benchmarking peer group, corporate performance, executive performance, recommendations of management and Compensia and the goal of setting equity compensation at the 75th percentile of your peer group. In future filings, we would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

7.   In future filings, please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee and/or the Board of Directors considered in its evaluation, and if applicable, how they were weighed and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

Condensed Consolidated Statements of Cash Flows, page 5

8.   Please explain to us how you considered paragraph 28 of SFAS 95 that requires you to reconcile cash flow from operating activities to net income.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended October 31, 2008 Versus Three Months Ended October 31, 2007

Revenue, page 22

9.   We note that you have identified non-cancelable backlog as a "key business metric." We further note that the disclosures regarding this metric remain unchanged from your fiscal 2008 Form 10-K to your most recent Form 10-Q. Please tell us why these disclosures are not updated given the measure's significance.

10.   Please tell us whether you believe it would be useful for investors to understand the cash collection status of the amount identified as scheduled to be amortized into revenue during the next fiscal year. If you do not believe that it would be useful for investors to understand the extent to which this expected future revenue has been collected in cash, please explain why.

Liquidity and Capital Resources, page 28

11.   We note that you attribute the decrease in accounts receivable and deferred revenue, represented as line items within your statements of cash flows, to the seasonality of your business. This brief, recurring disclosure implies that such seasonality is routine and relatively consistent each year. However, the decrease in accounts receivable reported within your statements of cash flows for the nine months ended October 31, 2008 is over 2.5 times that of the corresponding period in 2007. Similarly, the decrease in deferred revenue is more than double that of the prior period. Please explain to us the reasons for these significant fluctuations and why you believe that attributing them to seasonality without any further clarifying information is sufficient disclosure.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3428 or, in his absence, Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief